Exhibit 6.10

CRUSH CAPITAL INC.

2020 OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN

1.	Purpose; Eligibility.

1.1.	General Purpose. The name of this plan is the Crush Capital Inc. 2020 Omnibus Equity Incentive Compensation Plan (the “Plan”). The purposes of the Plan are to (a) enable Crush Capital Inc., a Delaware corporation (the “Company”), to attract and retain the types of Employees, Consultants and Directors who will contribute to the Company’s long-range success; (b) provide incentives that align the interests of Employees, Consultants and Directors with those of the shareholders of the Company; and

(c) promote the success of the Company’s business.

1.2.	Eligible Award Recipients. The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates.

1.3.	Available Awards. Awards that may be granted under the Plan include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Restricted Stock and (d) Restricted Stock Units.

2.	Definitions.

“Affiliate” means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company.

“Applicable Laws” means the requirements related to or implicated by the administration of the Plan under applicable state corporate law, United States federal and state securities laws, the Code and the applicable laws of any foreign country or jurisdiction where Awards are granted under the Plan.

“Award” means any right granted under the Plan, including an Incentive Stock Option, a Non-qualified Stock Option, a Restricted Stock Award or a Restricted Stock Unit Award.

“Award Agreement” means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company, as constituted at any time, or any Committee.

“Cause” means, unless the applicable Award Agreement provides otherwise: With respect to any Employee or Consultant:

(a) If the Employee or Consultant is a party to an employment or service agreement with the Company or an Affiliate and such agreement provides for a definition of Cause, the definition contained therein; or

(b) If no such agreement exists, or if such agreement does not define Cause: (i) failure to perform such duties as are reasonably requested by the Board; (ii) material breach of any agreement with the Company or an Affiliate, or a material violation of the Company’s or an Affiliate’s code of conduct or other written policy; (iii) commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate; (iv) use of illegal drugs or abuse of alcohol that materially impairs the Participant’s ability to perform his or her duties to the Company or an Affiliate; or (v) gross negligence or willful misconduct with respect to the Company or an Affiliate.

With respect to any Director, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following:

(a)	malfeasance in office;

(b)	gross misconduct or neglect;

(c)	false or fraudulent misrepresentation inducing the Director’s appointment;

(d)	willful conversion of corporate funds; or

(e) repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance.

The Board, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

“Change in Control” means:

(a) The acquisition (whether by purchase, merger, consolidation, combination or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% (on a fully diluted basis) of the combined voting power of the then outstanding voting securities of the Company; provided, however, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Company or any Affiliate, (B) any acquisition by any employee benefit plan sponsored or maintained by the Company or any subsidiary, (C) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant); or (D) the acquisition of securities pursuant to an offer made to the general public through a registration statement filed with the Securities and Exchange Commission; or

(b) The sale, transfer or other disposition of all or substantially all of the assets of the Company to any Person other than an Affiliate.

“Code” means the Internal Revenue Code of 1986, as it may be amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

“Committee” means a committee of one or more members of the Board appointed by the Board to administer the Plan in accordance with the Company’s Bylaws.

“Common Stock” means, as applicable, the Voting Common Stock and the Non-Voting Common Stock of the Company, $0.0001 par value per share.

“Company” means Crush Capital Inc. a Delaware corporation, and any successor thereto.

“Consultant” means any individual who is engaged by the Company or any Affiliate to render consulting or advisory services, whether or not compensated for such services.

“Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Consultant or Director, is not interrupted or terminated. The Participant’s Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s Continuous Service; provided further that if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with Section 409A of the Code. For example, a change in status from an Employee of the Company to a Director of an Affiliate will not constitute an interruption of Continuous Service. The Board, or its delegate, in its sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal or family leave of absence.

“Director” means a member of the Board.

“Disability” means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; provided, however, for purposes of determining the term of an Incentive Stock Option pursuant to Section 6.9 hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Company. Except in situations where the Company is determining Disability for purposes of the term of an Incentive Stock Option pursuant to Section 6.9 hereof within the meaning of Section 22(e)(3) of the Code, the Company may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates.

“Disqualifying Disposition” has the meaning set forth in Section 14.9.

“Effective Date” shall mean the date as of which this Plan is adopted by the Board.

“Employee” means any person, including an officer or Director, employed by the Company or an Affiliate; provided, that, for purposes of determining eligibility to receive Incentive Stock Options, an Employee shall mean an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere service as a Director or payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company or an Affiliate.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto.

“Fair Market Value” means, on a given date, (i) if there is a public market for the shares of Common Stock on such date, the closing price of the shares as reported on such date on the principal national securities exchange on which the shares are listed or, if no sales of shares have been reported on any national securities exchange, then the immediately preceding date on which sales of the shares have been so reported or quoted, and (ii) if there is no public market for the shares of Common Stock on such date, then the fair market value shall be determined by the Board in good faith after taking into consideration all factors which it deems appropriate, including, without limitation, Sections 409A and 422 of the Code.

“Grant Date” means the date on which the Board adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

“Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

“Non-qualified Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

“Option” means an Incentive Stock Option or a Non-qualified Stock Option granted pursuant to the Plan.

“Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

“Option Exercise Price” means the price at which a share of Common Stock may be purchased upon the exercise of an Option.

“Participant” means an eligible person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

“Permitted Transferee” means any transferee which is a permitted transferee under the Company’s bylaws.

“Person” means any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

“Plan” means this Crush Capital Inc. 2020 Omnibus Equity Incentive Compensation Plan, as amended and/or amended and restated from time to time.

“Restricted Period” has the meaning set forth in Section 7.

“Restricted Stock” means Common Stock, subject to certain specified restrictions (including, without limitation, a requirement that the Participant provide Continuous Service for a specified period of time) granted under Section 7 of the Plan.

“Restricted Stock Unit” means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant provide Continuous Service for a specified period of time) granted under Section 7 of the Plan.

“Ten Percent Shareholder” means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any of its Affiliates.

3.	Administration.

3.1.	Authority of the Board. The Plan shall be administered by the Board. Subject to the terms of the Plan and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan, the Board shall have the authority:

(a)	to construe and interpret the Plan and apply its provisions;

(b)	to promulgate, amend, and rescind rules and regulations relating to the administration of the Plan;

(c)	to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;

(d)	to delegate its authority to one or more officers of the Company;

(e)	to determine when Awards are to be granted under the Plan and the applicable Grant Date;

(f)	from time to time to select, subject to the limitations set forth in this Plan, those Participants to whom Awards shall be granted;

(g)	to determine the number of shares of Common Stock to be made subject to each Award;

(h)	to determine whether each Option is to be an Incentive Stock Option or a Non-qualified Stock Option;

(i)	to prescribe the terms and conditions of each Award, including, without limitation, the exercise price and medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to such grant;

(j)	to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; provided, however, that if any such amendment impairs a Participant’s rights or increases a Participant’s obligations under his or her Award or creates or increases a Participant’s federal income tax liability with respect to an Award, such amendment shall also be subject to the Participant’s consent;

(k)	to determine the duration and purpose of leaves of absences which may be granted to a Participant without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company’s employment policies;

(l)	to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments;

(m)	to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; and

(n)	to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the Plan.

3.2.	Acquisitions and Other Transactions. The Board may, from time to time, assume outstanding awards granted by another entity, whether in connection with an acquisition of such other entity or otherwise, by either (i) granting an Award under the Plan in replacement of or in substitution for the award assumed by the Company, or (ii) treating the assumed award as if it had been granted under the Plan if the terms of such assumed award could be applied to an Award granted under the Plan. Such assumed award shall be permissible if the holder of the assumed award would have been eligible to be granted an Award hereunder if the other entity had applied the rules of this Plan to such grant. The Board may also grant Awards under the Plan in settlement of or in substitution for outstanding awards or obligations to grant future awards in connection with the Company or an Affiliate acquiring another entity, an interest in another entity, or an additional interest in an Affiliate whether by merger, stock purchase, asset purchase or other form of transaction.

3.3.	Board Decisions Final. All decisions made by the Board pursuant to the provisions of the Plan shall be final and binding on the Company and the Participants.

4.	Shares Subject to the Plan.

4.1.	Subject to adjustment in accordance with Section 11, a total of 10,000,000 shares of Voting Common Stock and 20,000,000 shares of Non-Voting Common Stock shall be available for the grant of Awards under the Plan. During the terms of the Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Awards.

4.2.	Shares of Common Stock available for distribution under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

4.3.	Any shares of Common Stock subject to an Award that is canceled, forfeited or expires prior to exercise or realization, either in full or in part, shall again become available for issuance under the Plan. Notwithstanding anything to the contrary contained herein: shares subject to an Award under the Plan shall not again be made available for issuance or delivery under the Plan if such shares are (a) shares tendered in payment of an Option or (b) shares delivered or withheld by the Company to satisfy any tax withholding obligation.

4.4.	If the Board authorizes the assumption of awards pursuant to Section 3.2 or Section 12.1 hereof, the assumption will reduce the number of shares available for issuance under the Plan in the same manner as if the assumed awards had been granted under the Plan.

4.5.	Notwithstanding anything in this Plan to the contrary, the aggregate sales price or amount of securities sold or options granted in reliance on the rule during any consecutive 12-month period cannot exceed the greater of the following:

4.5.1.$1,000,000 (calculated by multiplying the option exercise price times the number of options granted, in the case of options);

4.5.2.15% of the total assets of the issuer, measured at the issuer’s most recent annual balance sheet date (if no older than its last fiscal year end); or

4.5.3.15% of the outstanding amount of the class of securities being offered and sold in reliance on the rule, measured at the issuer’s most recent annual balance sheet date (if no older than its last fiscal year end).

5.	Eligibility.

5.1.	Eligibility for Specific Awards. Incentive Stock Options may be granted to Employees only. Awards other than Incentive Stock Options may be granted to Employees, Consultants and Directors.

5.2.	Ten Percent Shareholders. A Ten Percent Shareholder shall not be granted an Incentive Stock Option unless the Option Exercise Price is at least 110% of the Fair Market Value of the Common Stock at the Grant Date and the Option is not exercisable after the expiration of five years from the Grant Date.

6.	Option Provisions. Each Option granted under the Plan shall be evidenced by an Award Agreement. Each Option so granted shall be subject to the conditions set forth in this Section 6, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options shall be separately designated Incentive Stock Options or Non-qualified Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. Notwithstanding the foregoing, the Company shall have no liability to any Participant or any other person if an Option designated as an Incentive Stock Option fails to qualify as such at any time or if an Option is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409A of the Code. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

6.1.	Term. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, no Incentive Stock Option shall be exercisable after the expiration of 10 years from the Grant Date. The term of a Non- qualified Stock Option granted under the Plan shall be determined by the Board; provided, however, no Non-qualified Stock Option shall be exercisable after the expiration of 10 years from the Grant Date.

6.2.	Exercise Price of an Incentive Stock Option. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, the Option Exercise Price of each Incentive Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Option on the Grant Date.

6.3.	Exercise Price of a Non-qualified Stock Option. The Option Exercise Price of each Non-qualified Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Option on the Grant Date.

6.4.	Method of Exercise. The Option Exercise Price shall be paid, to the extent permitted by Applicable Laws, either (a) in cash or by certified or bank check at the time the Option is exercised or (b) in the discretion of the Board, upon such terms as the Board shall approve: (i) by delivery to the Company of other shares of Common Stock, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the Option Exercise Price (or portion thereof) due for the number of shares being acquired; (ii) by a “net exercise” procedure effected by withholding the minimum number of shares of Common Stock otherwise issuable in respect of an Option that are needed to pay the Option Exercise Price; (iii) by any combination of the foregoing methods; or (iv) in any other form of legal consideration that may be acceptable to the Board. Unless otherwise specifically provided in the Option, the Option Exercise Price that is paid by delivery to the Company of other Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of Common Stock that have been held for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes).

6.5.	Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.6.	Transferability of a Non-qualified Stock Option. A Non-qualified Stock Option may, in the sole discretion of the Board, be transferable to a Permitted Transferee, upon written approval by the Board to the extent provided in the Award Agreement. If the Non-qualified Stock Option does not provide for transferability, then the Non-qualified Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.7.	Vesting of Options. Each Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. No Option may be exercised for a fraction of a share of Common Stock. The Board may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event.

6.8.	Termination of Continuous Service. Unless otherwise provided in an Award Agreement or in an employment agreement, in the event an Optionholder’s Continuous Service terminates (other than upon the Optionholder’s death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three months following the termination of the Optionholder’s Continuous Service or (b) the expiration of the term of the Option as set forth in the Award Agreement; provided that, if the termination of Continuous Service is by the Company for Cause, all outstanding Options (whether or not vested) may immediately terminate and cease to be exercisable. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Award Agreement, the Option shall terminate.

6.9.	Disability of Optionholder. Unless otherwise provided in an Award Agreement, in the event that an Optionholder’s Continuous Service terminates as a result of the Optionholder’s Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (a) the date 12 months following such termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein or in the Award Agreement, the Option shall terminate.

6.10.	Death of Optionholder. Unless otherwise provided in an Award Agreement, in the event an Optionholder’s Continuous Service terminates as a result of the Optionholder’s death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder’s estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder’s death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Optionholder’s death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option shall terminate.

6.11.	Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Stock Options.

7.	Restricted Awards. A Restricted Award is an Award of actual shares of Common Stock (“Restricted Stock”) or an Award of hypothetical or future shares of Common Stock (e.g., via the grant of securities convertible into Common Stock, share appreciation rights, phantom share awards, etc.) (any of the foregoing, “Restricted Stock Units”) having a value equal to the Fair Market Value of an identical number of shares of Common Stock. Restricted Awards may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the “Restricted Period”) as the Board shall determine. Each Restricted Award granted under the Plan shall be evidenced by an Award Agreement. Each Restricted Award so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

7.1.	Restricted Stock. Each Participant granted Restricted Stock shall execute and deliver to the Company an Award Agreement with respect to the Restricted Stock setting forth the restrictions and other terms and conditions applicable to such Restricted Stock. If the Board determines that the Restricted Stock shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Board may require the Participant to additionally execute and deliver to the Company (A) an escrow agreement satisfactory to the Board, if applicable and (B) the appropriate blank stock power with respect to the Restricted Stock covered by such agreement. If a Participant fails to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and stock power, the Award shall be null and void. Subject to the restrictions set forth in the Award, the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Stock, including the right to vote such Restricted Stock and the right to receive dividends.

7.2.	Restricted Stock Units. The terms and conditions of a grant of Restricted Stock Units shall be reflected in an Award Agreement. No shares of Common Stock shall be issued at the time a Restricted Stock Unit is granted, and the Company will not be required to set aside funds for the payment of any such Award. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

7.3.	Restrictions.

(a)	Restrictions on Restricted Stock. Restricted Stock awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (A) if an escrow arrangement is used, the Participant shall not be entitled to delivery of the stock certificate; (B) the shares shall be subject to the restrictions on transferability set forth in the Award Agreement; (C) the shares shall be subject to forfeiture to the extent provided in the applicable Award Agreement; and (D) to the extent such shares are forfeited, the stock certificates shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect to such shares shall terminate without further obligation on the part of the Company.

(b)	Restrictions on Restricted Stock Units. Restricted Stock Units awarded to a Participant shall be subject to (A) forfeiture until the expiration of the Restricted Period and satisfaction of any applicable performance goals during such period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Stock Units are forfeited, all rights of the Participant to such Restricted Stock Units shall terminate without further obligation on the part of the Company and (B) such other terms and conditions as may be set forth in the applicable Award Agreement.

(c)	Board Discretion to Remove Restrictions. The Board shall have the authority to remove any or all of the restrictions on the Restricted Stock or Restricted Stock Units whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the Grant Date, such action is appropriate.

7.4.	Restricted Period. The Restricted Period shall commence on the Grant Date and end at the time or times set forth in the applicable Award Agreement; provided, however, that notwithstanding any such vesting dates, the Board may in its sole discretion accelerate the vesting of any Restricted Award at any time and for any reason. The Board may, but shall not be required to, provide for an acceleration of vesting in the terms of any Award Agreement upon the occurrence of a specified event.

7.5.	Delivery of Restricted Stock and Settlement of Restricted Stock Units. Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in Section 7.3(a) and the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the stock certificate evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share). Upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one share of Common Stock for each outstanding Restricted Stock Unit; provided, however, that if explicitly provided in the Award Agreement, the Board may, in its sole discretion, elect to pay cash or part cash and part Common Stock in lieu of delivering only shares of Common Stock for vested Restricted Stock Units. If a cash payment is made in lieu of delivering shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the Restricted Period lapsed.

No Restricted Award may be granted or settled for a fraction of a share of Common Stock.

8.	Securities Law Compliance.

8.1.	Securities Registration. No Awards shall be granted under the Plan and no shares of Common Stock shall be issued and delivered upon the exercise of Options granted under the Plan unless and until the Company and/or the Participant have complied with all applicable federal and state registration, listing and/or qualification requirements and all other requirements of law or of any regulatory agencies having jurisdiction. The Company intends that securities issued pursuant to the Plan be exempt from requirements of registration and qualification of such securities pursuant to the exemptions afforded by Rule 701 promulgated under the Securities Act of 1933, as amended, and any other applicable exemptions, and the Plan shall be so construed.

8.2.	Representations; Legends. The Board may, as a condition to the grant of any Award or the exercise of any Option under the Plan, require a Participant to (i) represent in writing that the shares of Common Stock received in connection with such Award are being acquired for investment and not with a view to distribution and (ii) make such other representations and warranties as are deemed appropriate by counsel to the Company. Each certificate representing shares of Common Stock acquired under the Plan shall bear a legend in such form as the Company deems appropriate.

9.	Use of Proceeds from Stock. Proceeds from the sale of Common Stock pursuant to Awards, or upon exercise thereof, shall constitute general funds of the Company.

10.	Miscellaneous.

10.1.	Acceleration of Exercisability and Vesting. The Board shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

10.2.	Shareholder Rights. Except as provided in the Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to an Award unless and until such Participant has satisfied all requirements for exercise or settlement of the Award pursuant to its terms (including any obligation, if any, to execute a shareholders’ agreement) and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such Common Stock certificate is issued, except as provided in Section 11 hereof.

10.3.	No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (a) the employment of an Employee with or without notice and with or without Cause or (b) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

10.4.	Transfer; Approved Leave of Absence. For purposes of the Plan, no termination of employment by an Employee shall be deemed to result from either (a) a transfer of employment to the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another, or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Board otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject thereto.

10.5.	Withholding Obligations. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Board, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under an Award by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock under the Award, provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (c) delivering to the Company previously owned and unencumbered shares of Common Stock of the Company.

11.	Adjustments Upon Changes in Stock. In the event of changes in the outstanding Common Stock or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the Grant Date of any Award, Awards granted under the Plan and any Award Agreements, the exercise price of Options and the maximum number of shares of Common Stock subject to Awards stated in Section 4 will be equitably adjusted or substituted, as to the number, price or kind of a share of Common Stock or other consideration subject to such Awards to the extent necessary to preserve the economic intent of such Award. In the case of adjustments made pursuant to this Section 11, unless the Board specifically determines that such adjustment is in the best interests of the Company or its Affiliates, the Board shall, in the case of Incentive Stock Options, ensure that any adjustments under this Section 11 will not constitute a modification, extension or renewal of the Incentive Stock Options within the meaning of Section 424(h)(3) of the Code and in the case of Non- qualified Stock Options, ensure that any adjustments under this Section 11 will not constitute a modification of such Non-qualified Stock Options within the meaning of Section 409A of the Code.

12.	Effect of Change in Control.

12.1.	In the event of a Change in Control, the Board may, but shall not be obligated to:

(a)	accelerate, vest or cause the restrictions to lapse with respect to all or any portion of any Award;

(b)	cancel Awards and cause to be paid to the holders of vested Awards the value of such Awards, if any, as determined by the Board, in its sole discretion, it being understood that in the case of any Option with an Option Exercise Price that equals or exceeds the price paid for a share of Common Stock in connection with the Change in Control, the Board may cancel the Option without the payment of consideration therefor;

(c)	provide for the issuance of substitute Awards or the assumption or replacement of such Awards; or

(d)	provide written notice to Participants that for a period of at least ten (10) days prior to the Change in Control, such Awards shall be exercisable, to the extent applicable, as to all shares of Common Stock subject thereto and upon the occurrence of the Change in Control, any Awards not so exercised shall terminate and be of no further force and effect.

12.2.	The obligations of the Company under this Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation, or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Affiliates, taken as a whole.

13.	Amendment of the Plan and Awards.

13.1.	Amendment of the Plan. The Board at any time, and from time to time, may amend or terminate the Plan. However, except as provided in Section 11 relating to adjustments upon changes in Common Stock and Section 13.3, no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy any Applicable Laws. At the time of such amendment, the Board shall determine, upon advice from counsel, whether such amendment will be contingent on shareholder approval.

13.2.	Shareholder Approval. The Board may, in its sole discretion, submit any other amendment to the Plan for shareholder approval.

13.3.	Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees, Consultants and Directors with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and/or to bring the Plan and/or Awards granted under it into compliance therewith.

13.4.	No Impairment of Rights. Rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

13.5.	Amendment of Awards. The Board at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the Board may not affect any amendment which would otherwise constitute an impairment of the rights under any Award unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

14.	General Provisions.

14.1.	Forfeiture. All Awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with Applicable Laws.

14.2.	Shareholders’ Agreement. In connection with the grant, vesting and/or exercise of any Award under the Plan, the Board may require a Participant to execute and become a party to a shareholders’ agreement as a condition of such grant, vesting and/or exercise. The shareholders’ agreement may contain restrictions on the transferability of shares of Common Stock acquired under the Plan (such as a right of first refusal or a prohibition on transfer) and such shares may be subject to call rights and drag- along rights of the Company and certain of its investors. The Company may also have any repurchase rights set forth in the shareholders’ agreement or any Award Agreement.

14.3.	Sub-plans. The Board may from time to time establish sub-plans under the Plan for purposes of satisfying blue sky, securities, tax or other laws of various jurisdictions in which the Company intends to grant Awards. Any sub-plans shall contain such limitations and other terms and conditions as the Board determines are necessary or desirable. All sub-plans shall be deemed a part of the Plan, but each sub-plan shall apply only to the Participants in the jurisdiction for which the sub-plan was designed.

14.4.	Unfunded Plan. The Plan shall be unfunded. Neither the Company nor the Board shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan.

14.5.	Recapitalizations. Each Award Agreement shall contain provisions required to reflect the provisions of Section 11.

14.6.	No Fractional Shares. No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan. The Board shall determine whether cash, additional Awards, or other securities or property shall be issued or paid in lieu of fractional shares of Common Stock or whether any fractional shares should be rounded, forfeited, or otherwise eliminated.

14.7.	Other Provisions. The Award Agreements authorized under the Plan may contain such other provisions not inconsistent with this Plan, including, without limitation, restrictions upon the exercise of the Awards, as the Board may deem advisable.

14.8.	Section 409A. The Plan is intended t

14.9.	o comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the Participant’s termination of Continuous Service shall instead be paid on the first payroll date after the six-month anniversary of the Participant’s separation from service (or the Participant’s death, if earlier). Notwithstanding the foregoing, neither the Company nor the Board shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Board will have any liability to any Participant for such tax or penalty.

14.10.	Disqualifying Dispositions. Any Participant who shall make a “disposition” (as defined in Section 424 of the Code) of all or any portion of shares of Common Stock acquired upon exercise of an Incentive Stock Option within two years from the Grant Date of such Incentive Stock Option or within one year after the issuance of the shares of Common Stock acquired upon exercise of such Incentive Stock Option (a “Disqualifying Disposition”) shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such shares of Common Stock.

14.11.	Beneficiary Designation. Each Participant under the Plan may from time to time name any beneficiary or beneficiaries by whom any right under the Plan is to be exercised in case of such Participant’s death. Each designation will revoke all prior designations by the same Participant, shall be in a form reasonably prescribed by the Board and shall be effective only when filed by the Participant in writing with the Company during the Participant’s lifetime.

14.12.	Expenses. The costs of administering the Plan shall be paid by the Company.

14.13.	Severability. If any provision(s) of the Plan or any Award Agreement is held to be invalid, illegal, or unenforceable, whether in whole or in part, by a court of competent jurisdiction or an arbitrator, as applicable, such provision shall be deemed modified to the extent of such invalidity, illegality, or unenforceability, and the remaining provisions shall not be affected thereby.

14.14.	Plan Headings. The headings in the Plan are for purposes of convenience only and are not intended to define or limit the construction of the provisions hereof.

14.15.	Non-Uniform Treatment. The Board’s determinations under the Plan need not be uniform and may be made by it selectively among persons who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Board shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements.

15.	Termination or Suspension of the Plan. The Board may suspend or terminate the Plan at any date pursuant to Section 13.1 hereof. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

16.	Choice of Law. The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to its conflicts of laws provisions.

[End of Plan]

The foregoing Crush Capital Inc. 2020 Omnibus Equity Incentive Compensation Plan (the “Plan”) was duly adopted and approved by the Board of Directors on November 9, 2020 and approved by at least a majority of the shareholders of the Corporation on November 9, 2020.

CRUSH CAPITAL INC.

/s/ Darren Marble
By:	Darren Marble
Its: Co-CEO